UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

DATE OF REPORT   **November 4, 2008**

(DATE OF EARLIEST EVENT REPORTED)   **October 30, 2008**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

**9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)**

**(866) 913-2122
(Registrant's telephone number, including area code)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

On October 30, 2008, Boardwalk Pipeline Partners, LP (the "Partnership") entered into a Unit Purchase Agreement (the "Unit Purchase Agreement") with Boardwalk Pipelines Holding Corp. ("BPHC") to sell 21,184,609 common units representing limited partner interests in the Partnership (the "Units") to BPHC in a private placement (the "Private Placement"). The negotiated purchase price for the Units was $23.13 per unit, the closing price of the common units on the New York Stock Exchange on October 30, 2008, for an aggregate purchase price of approximately $490 million. The Private Placement was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof because it did not involve a public offering. On November 4, 2008, the Partnership issued and sold the 21,184,609 common units to BPHC pursuant to the Unit Purchase Agreement. An additional $10 million was contributed to the Partnership on behalf of Boardwalk GP, LP, the Partnership's general partner (the "General Partner"), to maintain its 2% general partner interest.   A copy of the Unit Purchase Agreement is filed as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference. The description of the Unit Purchase Agreement in this report is a summary and is qualified in its entirety by the terms of the Unit Purchase Agreement.

After giving effect to the Private Placement, BPHC, a wholly-owned subsidiary of Loews Corporation, owns approximately 74.4 million of the Partnership's common units, all of the class B units and approximately 33.1 million of the Partnership's subordinated units. The General Partner is an indirect, wholly-owned subsidiary of BPHC and holds a 2.0% general partner interest in the Partnership and all of the Partnership's incentive distribution rights.

On November 4, 2008, in connection with the Unit Purchase Agreement, the Partnership entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with BPHC, amending and restating the registration rights agreement dated June 17, 2008. Pursuant to the Registration Rights Agreement, the Partnership is required to file a shelf registration statement to register the Units issued to BPHC upon request of BPHC. The Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses. In addition, pursuant to the terms of the Registration Rights Agreement, with respect to the first 21,184,609 units covered under the Registration Rights Agreement and sold to the public in one or more underwritten offerings, the Partnership shall reimburse selling holders for up to $0.925 per common unit for selling expenses incurred in connection with the sale of such units. These registration rights are transferable to affiliates of BPHC and, in certain circumstances, to third parties. A copy of the Registration Rights Agreement is filed as Exhibit 4.1 to this Form 8-K and is incorporated herein by reference. The description of the Registration Rights Agreement in this report is a summary and is qualified in its entirety by the terms of the Registration Rights Agreement.

Item 3.02   **Unregistered Sales of Equity Securities.**

The information set forth under Item 1.01 above is incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits.**

       (d)   Exhibits:

Exhibit No.	Description
Exhibit 4.1	*Amended and Restated Registration Rights Agreement, dated November4, 2008, by and between Boardwalk Pipeline Partners, LP and Boardwalk Pipelines Holding Corp.*
Exhibit 10.1	*Unit Purchase Agreement, dated October 30, 2008, by and between Boardwalk Pipeline Partners, LP and Boardwalk Pipelines Holding Corp.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
its general partner

By: BOARDWALK GP, LLC,
its general partner

By: */s/ Jamie L. Buskill*
Jamie L. Buskill
Chief Financial Officer

Dated: November 4, 2008

Exhibit 4.1
Conformed Copy

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of November 4, 2008, by and between Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the "Partnership"), and Boardwalk Pipelines Holding Corp., a Delaware corporation (the "Purchaser").

WHEREAS, the Partnership and the Purchaser previously entered into a Registration Rights Agreement (the "Original Agreement") dated as of June 17, 2008 in connection with the closing of the issuance and sale of Class B Units pursuant to the Class B Unit Purchase Agreement, dated as of April 24, 2008, by and between the Partnership and the Purchaser (the "Class B Purchase Agreement");

WHEREAS, this Agreement is made to amend and restate the Original Agreement in connection with the Closing of the issuance and sale of Common Units pursuant to the Unit Purchase Agreement, dated as of October 30, 2008, by and between the Partnership and the Purchaser (the "October 2008 Purchase Agreement");

WHEREAS, the Partnership has agreed to provide the registration and other rights set forth in this Agreement for the benefit of the Purchaser pursuant to the October 2008 Purchase Agreement; and

WHEREAS, it is a condition to the obligations of the Purchaser and the Partnership under the October 2008 Purchase Agreement that this Agreement be executed and delivered.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party hereto, the Original Agreement is hereby amended and restated as follows:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions. Capitalized terms used herein without definition shall have the meanings given to them in the October 2008 Purchase Agreement. The terms set forth below are used herein as so defined:

"Agreement" has the meaning given to such term in the introductory paragraph.

"Effectiveness Period" has the meaning given to such term in Section 2.01 of this Agreement.

"Holder" means the record holder of (i) any Registrable Securities and (ii) Class B Units prior to their conversion into Common Units.

"Losses" has the meaning given to such term in Section 2.07(a) of this Agreement.

"Managing Underwriter" means, with respect to any Underwritten Offering, the book-running lead manager of such Underwritten Offering.

"October 2008 Purchase Agreement" has the meaning given to such term in the Recitals of this Agreement.

"Purchaser" has the meaning given to such term in the introductory paragraph of this Agreement.

"Registrable Securities" means an amount of Common Units equal to the aggregate number of Common Units issued pursuant to the October 2008 Purchase Agreement and the aggregate number of Common Units into which the Class B Units issued pursuant to the Class B Purchase Agreement are convertible, which Registrable Securities are subject to the rights provided herein until such rights terminate pursuant to the provisions hereof.

"Registration Expenses" has the meaning given to such term in Section 2.06(b) of this Agreement.

"Selling Expenses" has the meaning given to such term in Section 2.06(b) of this Agreement.

"Selling Holder" means a Holder who is selling Registrable Securities pursuant to a registration statement.

"Registration Statement" has the meaning given to such term in Section 2.01 of this Agreement.

"Underwritten Offering" means an offering (including an offering pursuant to a Registration Statement) in which Common Units are sold to one or more underwriters on a firm commitment basis for reoffering to the public or an offering that is a "bought deal" with one or more investment banks.

Section 1.02 Registrable Securities. Any Registrable Security will cease to be a Registrable Security (a) at the time a registration statement covering such Registrable Security has been declared effective by the Commission and such Registrable Security has been sold or disposed of pursuant to such effective registration statement; (b) at the time such Registrable Security (or Class B Unit) has been disposed of pursuant to Rule 144 (or any similar provision then in effect under the Securities Act); (c) 10 years after the Purchaser ceases to be an Affiliate of the general partner of the Partnership (including where the General Partner ceases to be the general partner of the Partnership); (d) if such Registrable Security (or Class B Unit) is held by the Partnership or one of its subsidiaries; (e) at the time such Registrable Security (or Class B Unit) has been sold in a private transaction in which the transferor's rights under this Agreement are not assigned to the transferee of such securities; or (f) if such Registrable Security (or Class B Unit) has been sold in a private transaction in which the transferor's rights under this Agreement are assigned to the transferee and such transferee is not an Affiliate of the general partner of the Partnership, at the time that is two years following (x) in the event that Class B Units are sold, the later of (i) the conversion of such Class B Units into Common Units and (ii) the transfer of such Registrable Security to such transferee or (y) in the case of any other transfer of Registrable Securities, the transfer of such Registrable Security to such transferee.

ARTICLE II
REGISTRATION RIGHTS

Section 2.01   Demand Registration.   Upon the written request (a "Notice") of the Holders of at least 2,000,000 units of the then-outstanding Registrable Securities, subject to adjustment pursuant to Section 3.04, the Partnership shall file with the Commission, as soon as reasonably practicable following the receipt of the Notice, a registration statement (each, a "Registration Statement") under the Securities Act providing for the resale of the Registrable Securities (which may, at the option of the Holders giving such Notice, be a registration statement under the Securities Act that provides for the resale of the Registrable Securities pursuant to Rule 415 from time to time by the Holders).   The Partnership shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective by the Commission as soon as reasonably practicable after the initial filing of the Registration Statement.   Any Registration Statement shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders of any and all Registrable Securities covered by such Registration Statement.   The Partnership shall use its commercially reasonable efforts to cause each Registration Statement filed pursuant to this Section 2.01 to be continuously effective, supplemented and amended to the extent necessary to ensure that it is available for the resale of all Registrable Securities by the Holders until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities (the "Effectiveness Period").   Each Registration Statement when effective (and the documents incorporated therein by reference) shall comply in all material respects as to form with all applicable requirements of the Securities Act and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.   There shall be no limit on the number of Registration Statements that may be required by the Holders hereunder.

Section 2.02   Underwritten Offerings.

(a)   Request for Underwritten Offering.   In the event that one or more Holders collectively holding more than 2,000,000 units of the then-outstanding Registrable Securities, subject to adjustment pursuant to Section 3.04, elects to dispose of Registrable Securities under a Registration Statement pursuant to an Underwritten Offering, the Partnership shall, upon request by such Holders, retain underwriters in order to permit such Holders to effect such sale though an Underwritten Offering.   The obligation of the Partnership to retain underwriters shall include entering into an underwriting agreement in customary form with the Managing Underwriter or other underwriters, which shall include, among other provisions, indemnities to the effect and to the extent provided in Section 2.07 and taking all reasonable actions as are requested by the Managing Underwriter or other underwriters to expedite or facilitate the disposition of such Registrable Securities.   The Partnership shall, upon request of the Holders, cause its management to participate in a roadshow or similar marketing effort on behalf of the Holders.

(b)   <u>Limitation on Underwritten Offerings</u>.   In no event shall the Partnership be required hereunder to participate in more than two Underwritten Offerings in any 12-month period.

(c)   <u>General Procedures</u>.   In connection with any Underwritten Offering under this Agreement, Selling Holders holding a majority of the Registrable Securities in such Underwritten Offering shall be entitled to select the Managing Underwriter or other underwriters, subject to the approval of the Partnership, which approval shall not be unreasonably withheld. In connection with an Underwritten Offering contemplated by this Agreement, each Selling Holder and the Partnership shall be obligated to enter into an underwriting agreement that contains such representations, covenants, indemnities and other rights and obligations as are customary in underwriting agreements for firm commitment offerings of securities. No Selling Holder may participate in such Underwritten Offering unless such Selling Holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement. Each Selling Holder may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Partnership to and for the benefit of such underwriters also be made to and for such Selling Holder's benefit and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also be conditions precedent to such Selling Holder's obligations. No Selling Holder shall be required to make any representations or warranties to or agreements with the Partnership or the underwriters other than representations, warranties or agreements regarding such Selling Holder and its ownership of the securities being registered on its behalf, its intended method of distribution and any other representation required by Law. If any Selling Holder disapproves of the terms of an underwriting, such Selling Holder may elect to withdraw from the Underwritten Offering by notice to the Partnership and the Managing Underwriter; *provided*, *however*, that such withdrawal must be made at a time prior to the time of pricing of such Underwritten Offering. No such withdrawal shall affect the Partnership's obligation to pay Registration Expenses.

Section 2.03   <u>Delay Rights</u>.   If the General Partner determines that the Partnership's compliance with its obligations under this <u>Article II</u> would be materially detrimental to the Partnership and its Partners (as defined in the Partnership Agreement) because such registration would (a) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (b) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (c) render the Partnership unable to comply with applicable securities laws, then the Partnership shall have the right to postpone compliance with its obligations under <u>Section 2.01</u> and <u>Section 2.02</u> for a period of not more than six months, *provided*, that such right pursuant to this <u>Section 2.03</u> may not be utilized more than once in any 12-month period.

Section 2.04   <u>Sale Procedures</u>.   In connection with its obligations under this <u>Article II</u>, the Partnership will, as expeditiously as possible:

(a)   prepare and file with the Commission such amendments and supplements to each Registration Statement and the prospectus used in connection therewith as may be necessary to keep each Registration Statement effective for the Effectiveness Period and as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement;

(b)   if a prospectus supplement will be used in connection with the marketing of an Underwritten Offering from a Registration Statement and the Managing Underwriter at any time shall notify the Partnership in writing that, in the sole judgment of such Managing Underwriter, inclusion of detailed information to be used in such prospectus supplement is of material importance to the success of the Underwritten Offering, the Partnership shall use its commercially reasonable efforts to include such information in such prospectus supplement;

(c)   furnish to each Selling Holder (i) as far in advance as reasonably practicable before filing a Registration Statement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission), and provide each such Selling Holder the opportunity to object to any information pertaining to such Selling Holder and its plan of distribution that is contained therein and make the corrections reasonably requested by such Selling Holder with respect to such information prior to filing a Registration Statement or supplement or amendment thereto, and (ii) such number of copies of such Registration Statement and the prospectus included therein and any supplements and amendments thereto as such Selling Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement;

(d)   if applicable, use its commercially reasonable efforts to register or qualify the Registrable Securities covered by a Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an Underwritten Offering, the Managing Underwriter, shall reasonably request; *provided, however*, that the Partnership will not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject;

(e)   promptly notify each Selling Holder and each underwriter, at any time when a prospectus relating to the offering of Registrable Securities is required to be delivered under the Securities Act, of (i) the filing of a Registration Statement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to such Registration Statement or any post-effective amendment thereto, when the same has become effective; and (ii) any written comments from the Commission with respect to any filing referred to in clause (i) and any written request by the Commission for amendments or supplements to a Registration Statement or any prospectus or prospectus supplement thereto;

(f)   immediately notify each Selling Holder and each underwriter, at any time when a prospectus relating to the offering of Registrable Securities is required to be delivered under the Securities Act, of (i) the happening of any event as a result of which the prospectus or prospectus supplement contained in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the prospectus contained therein, in the light of the circumstances under which a statement is made); (ii) the issuance or threat of issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement, or the initiation of any proceedings for that purpose; or (iii) the receipt by the Partnership of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, the Partnership agrees to, as promptly as practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and to take such other reasonable action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto;

(g)   upon request and subject to appropriate confidentiality obligations, furnish to each Selling Holder copies of any and all transmittal letters or other correspondence with the Commission or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of Registrable Securities;

(h)   in the case of an Underwritten Offering, furnish upon request, (i) an opinion of counsel for the Partnership dated the date of the closing under the underwriting agreement, and (ii) a "cold comfort" letter, dated the pricing date of such Underwritten Offering (to the extent available) and a letter of like kind dated the date of the closing under the underwriting agreement, in each case, signed by the independent public accountants who have certified the Partnership's financial statements included or incorporated by reference into the applicable registration statement, and each of the opinion and the "cold comfort" letter shall be in customary form and covering substantially the same matters with respect to such registration statement (and the prospectus and any prospectus supplement included therein) as have been customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in Underwritten Offerings of securities by the Partnership and such other matters as such underwriters and Selling Holders may reasonably request;

(i)   otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

(j)   make available to the appropriate representatives of the Managing Underwriter and Selling Holders access to such information and Partnership personnel as is reasonable and customary to enable such parties to establish a due diligence defense under the Securities Act;

(k)   cause all such Registrable Securities registered pursuant to this Agreement to be listed on each securities exchange or nationally recognized quotation system on which similar securities issued by the Partnership are then listed;

(l)   use its commercially reasonable efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Partnership to enable the Selling Holders to consummate the disposition of such Registrable Securities;

(m)   provide a transfer agent and registrar for all Registrable Securities covered by a Registration Statement not later than the effective date of such Registration Statement; and

(n)   enter into customary agreements and take such other actions as are reasonably requested by the Selling Holders or the underwriters, if any, in order to expedite or facilitate the disposition of such Registrable Securities.

Each Selling Holder, upon receipt of notice from the Partnership of the happening of any event of the kind described in subsection (f) of this Section 2.04, shall forthwith discontinue disposition of the Registrable Securities until such Selling Holder's receipt of the copies of the supplemented or amended prospectus contemplated by subsection (f) of this Section 2.04 or until it is advised in writing by the Partnership that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings incorporated by reference in the prospectus, and, if so directed by the Partnership, such Selling Holder will, or will request the managing underwriter or underwriters, if any, to deliver to the Partnership (at the Partnership's expense) all copies in their possession or control, other than permanent file copies then in such Selling Holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

Section 2.05   Cooperation by Holders.   The Partnership shall have no obligation to include in a Registration Statement, or in an Underwritten Offering pursuant to Section 2.02(a), Registrable Securities of a Selling Holder who has failed to timely furnish such information that, in the opinion of counsel to the Partnership, is reasonably required in order for the registration statement or prospectus supplement, as applicable, to comply with the Securities Act.

Section 2.06   Expenses.

(a)   Expenses.   The Partnership (i) will pay all reasonable Registration Expenses including in the case of an Underwritten Offering, regardless of whether any sale is made pursuant to such Underwritten Offering and (ii) with respect to the first 21,184,609 units of Registrable Securities sold in one or more Underwritten Offerings pursuant hereto, will reimburse each Selling Holder for the amount of Selling Expenses incurred in connection with such Underwritten Offerings in an amount not to exceed $0.925 per Registrable Security then being offered. Each Selling Holder shall pay all other Selling Expenses in connection with any sale of its Registrable Securities hereunder. In addition, except as otherwise provided in Section 2.07, the Partnership shall not be responsible for legal fees incurred by Holders in connection with the exercise of such Holders' rights hereunder.   For the avoidance of doubt, all reimbursed Selling Expenses shall be treated for U.S. federal income tax purposes as payments to a Selling Holder other than in its capacity as a Partner of the Partnership.

(b)   Certain Definitions.   "Registration Expenses" means all expenses incident to the Partnership's performance under or compliance with this Agreement to effect the registration of

Registrable Securities on a Registration Statement pursuant to Section 2.01 and/or in connection with an Underwritten Offering pursuant to Section 2.02(a), and the disposition of such Registrable Securities, including, without limitation, all registration, filing, securities exchange listing and New York Stock Exchange fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, fees of the Financial Industry Regulatory Authority, fees of transfer agents and registrars, all word processing, duplicating and printing expenses, any transfer taxes and the fees and disbursements of counsel and independent public accountants for the Partnership, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance. "Selling Expenses" means underwriting fees, discounts and selling commissions allocable to the sale of the Registrable Securities.

Section 2.07   Indemnification.

(a)   By the Partnership. In the event of a registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Partnership will indemnify and hold harmless each Selling Holder, its directors, officers, employees and agents, and each underwriter, pursuant to the applicable underwriting agreement with such underwriter, of Registrable Securities thereunder and each Person, if any, who controls such Selling Holder within the meaning of the Securities Act and the Exchange Act, and its directors, officers, employees or agents, against any losses, claims, damages, expenses or liabilities (including reasonable attorneys' fees and expenses) (collectively, "Losses"), joint or several, to which such Selling Holder, director, officer, employee, agent or underwriter or controlling Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact (in the case of any prospectus, in light of the circumstances under which such statement is made) contained in a Registration Statement, any preliminary prospectus or prospectus supplement, free writing prospectus or final prospectus or prospectus supplement contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, and will reimburse each such Selling Holder, its directors, officers, employee and agents, each such underwriter and each such controlling Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or actions or proceedings as such expenses are incurred; *provided, however*, that the Partnership will not be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Selling Holder, its directors, officers, employees and agents or any underwriter or such controlling Person in writing specifically for use in a Registration Statement, or prospectus or any amendment or supplement thereto, as applicable. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Selling Holder or any such directors, officers, employees agents or any underwriter or controlling Person, and shall survive the transfer of such securities by such Selling Holder.

(b)   By Each Selling Holder. Each Selling Holder agrees severally and not jointly to indemnify and hold harmless the Partnership, the General Partner, its directors, officers, employees and agents and each Person, if any, who controls the Partnership within the meaning of the Securities Act or of the Exchange Act, and its directors, officers, employees and agents, to the same extent as the foregoing indemnity from the Partnership to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in a Registration Statement or prospectus supplement relating to the Registrable Securities, or any amendment or supplement thereto; *provided, however*, that the liability of each Selling Holder shall not be greater in amount than the dollar amount of the proceeds (net of any Selling Expenses) received by such Selling Holder from the sale of the Registrable Securities giving rise to such indemnification.

(c)   Notice. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability that it may have to any indemnified party under this Section 2.07 to the extent such failure has not prejudiced the indemnifying party. In any action brought against any indemnified party, it shall notify the indemnifying party of the commencement thereof. The indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 2.07 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; *provided, however*, that, (i) if the indemnifying party has failed to assume the defense or employ counsel reasonably acceptable to the indemnified party or (ii) if the defendants in any such action include both the indemnified party and the indemnifying party and counsel to the indemnified party shall have concluded that there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, then the indemnified party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred. Notwithstanding any other provision of this Agreement, no indemnified party shall settle any action brought against it with respect to which it is entitled to indemnification hereunder without the consent of the indemnifying party, unless the settlement thereof imposes no liability or obligation on, and includes a complete and unconditional release from all liability of, the indemnifying party.

(d)   Contribution. If the indemnification provided for in this Section 2.07 is held by a court or government agency of competent jurisdiction to be unavailable to any indemnified party or is insufficient to hold them harmless in respect of any Losses, then each such indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of such indemnified party on the other in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations; *provided, however,* that in no event shall such Selling Holder be required to contribute an aggregate amount in excess of the dollar amount of proceeds (net of Selling Expenses) received by such Selling Holder from the sale of Registrable Securities giving rise to such indemnification. The relative fault of the indemnifying party on the one hand and the indemnified party on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact has been made by, or relates to, information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to herein. The amount paid by an indemnified party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such indemnified party in connection with investigating or defending any Loss that is the subject of this paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(e)   Other Indemnification. The provisions of this Section 2.07 shall be in addition to any other rights to indemnification or contribution that an indemnified party may have pursuant to law, equity, contract or otherwise.

Section 2.08   Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Registrable Securities to the public without registration, the Partnership agrees to use its commercially reasonable efforts to:

(a)   make and keep public information regarding the Partnership available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

(b)   file with the Commission in a timely manner all reports and other documents required of the Partnership under the Exchange Act at all times from and after the date hereof; and

(c)   so long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Partnership, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

Section 2.09   Transfer or Assignment of Registration Rights. The rights to cause the Partnership to register Registrable Securities granted to the Purchaser by the Partnership under this Article II may be transferred or assigned by the Purchaser to one or more transferee(s) or assignee(s) of such Registrable Securities (or Class B Units prior to conversion); *provided, however,* that (a) unless such transferee or assignee is an Affiliate of the Purchaser, each such transferee or assignee holds Registrable Securities (or Class B Units prior to conversion) representing at least 2,000,000 units of the then-outstanding Registrable Securities or Class B Units, subject to adjustment pursuant to Section 3.04, (b) the Partnership is given written notice prior to any said transfer or assignment, stating the name and address of each such transferee and identifying the securities with respect to which such registration rights are being transferred or assigned, and (c) each such transferee assumes in writing responsibility for its portion of the obligations of the Purchaser under this Agreement.

Section 2.10 Restrictions on Public Sale by Holders of Registrable Securities. Each Holder who, along with its Affiliates, holds at least 2,000,000 units of the then-outstanding Registrable Securities, subject to adjustment pursuant to Section 3.04, agrees not to effect any public sale or distribution of the Registrable Securities during the 30 calendar day period beginning on the date of a prospectus or prospectus supplement filed with the Commission with respect to the pricing of an Underwritten Offering, provided that (i) the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on the Partnership or the officers, directors or any other unitholder of the Partnership on whom a restriction is imposed and (ii) the restrictions set forth in this Section 2.10 shall not apply to any Registrable Securities that are included in such Underwritten Offering by such Holder.

ARTICLE III
MISCELLANEOUS

Section 3.01 Communications. All notices and other communications provided for or permitted hereunder shall be made in writing by facsimile, electronic mail, courier service or personal delivery:

(a)   if to the Purchaser:

Boardwalk Pipelines Holding Corp.
9 Greenway Plaza, Suite 2800
Houston, TX 77046
Attention: Corporate Secretary
Facsimile: (866) 459-7336

with a copy to:

Loews Corporation
667 Madison Avenue
New York, NY 10021
Attention: Corporate Secretary
Facsimile: (212) 521-2997

(b)   if to a transferee of the Purchaser, to such Holder at the address provided pursuant to Section 2.09; and

(c)   if to the Partnership:

Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, TX 77046
Attention: Corporate Secretary
Facsimile: (866) 459-7336

All such notices and communications shall be deemed to have been received at the time delivered by hand, if personally delivered; when receipt acknowledged, if sent via facsimile or sent via Internet electronic mail; and when actually received, if sent by courier service or any other means.

Section 3.02 <u>Successor and Assigns</u>. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including subsequent Holders of Registrable Securities to the extent permitted herein.

Section 3.03 <u>Assignment of Rights</u>. All or any portion of the rights and obligations of any Purchaser under this Agreement may be transferred or assigned by such Purchaser in accordance with <u>Section 2.09</u> hereof.

Section 3.04 <u>Recapitalization, Exchanges, Etc. Affecting the Registrable Securities</u>. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all units of the Partnership or any successor or assign of the Partnership (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution of, the Registrable Securities, and shall be appropriately adjusted for combinations, unit splits, recapitalizations, pro rata distributions of units and the like occurring after the date of this Agreement.

Section 3.06 <u>Specific Performance</u>. Damages in the event of breach of this Agreement by a party hereto may be difficult, if not impossible, to ascertain, and it is therefore agreed that each such Person, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the parties hereto hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such Person from pursuing any other rights and remedies at law or in equity that such Person may have.

Section 3.07 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

Section 3.08 <u>Headings</u>. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

Section 3.09 <u>Governing Law</u>. **THIS AGREEMENT WILL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK.**

Section 3.10 Severability of Provisions. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting or impairing the validity or enforceability of such provision in any other jurisdiction.

Section 3.11 Scope of Agreement. The rights granted pursuant to this Agreement are intended to supplement and not to reduce or replace any rights any Holders may have under the Partnership Agreement with respect to the Registrable Securities. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. Except as provided in the Partnership Agreement, there are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the rights granted by the Partnership set forth herein. Except as provided in the Partnership Agreement, this Agreement and the October 2008 Purchase Agreement supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 3.12 Amendment. This Agreement may be amended only by means of a written amendment signed by the Partnership and the Holders of a majority of the then outstanding Registrable Securities; *provided, however*, that no such amendment shall materially and adversely affect the rights of any Holder hereunder without the consent of such Holder.

Section 3.13 No Presumption. If any claim is made by a party relating to any conflict, omission, or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular party or its counsel.

Section 3.14 Aggregation of Registrable Securities. All Registrable Securities held or acquired by Persons who are Affiliates of one another shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

Section 3.15 Obligations Limited to Parties to Agreement. Each of the Parties hereto covenants, agrees and acknowledges that no Person other than the Partnership and the Holders shall have any obligation hereunder and that, notwithstanding that one or more of the Holders may be a corporation, partnership or limited liability company, no recourse under this Agreement or under any documents or instruments delivered in connection herewith or therewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the Holders or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise by incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the Holders or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, as such, for any obligations of the Holders under this Agreement or any documents or instruments delivered in connection herewith or therewith or for any claim based on, in respect of or by reason of such obligation or its creation, except in each case for any assignee of a Holder hereunder.

Section 3.16   <u>Interpretation.</u> Article and Section references are to Articles and Sections of this Agreement, unless otherwise specified.   All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word "including" shall mean "including but not limited to." Whenever any determination, consent or approval is to be made or given by a Holder under this Agreement, such action shall be in such Holder's sole discretion unless otherwise specified.

IN WITNESS WHEREOF, the Parties hereto execute this Agreement, effective as of the date first above written.

                                                           BOARDWALK PIPELINE PARTNERS, LP

                                                           By: BOARDWALK GP, LP
                                                                (its General Partner)

                                                           By: BOARDWALK GP, LLC
                                                                (its General Partner)

                                                           By: _____/s/_____
                                                           Name: Jamie L. Buskill
                                                           Title: Chief Financial Officer

                                                           BOARDWALK PIPELINES HOLDING CORP.

                                                           By: _____/s/_____
                                                           Name: Jamie L. Buskill
                                                           Title: Chief Financial Officer

Exhibit 10.1   *Execution Version*

UNIT PURCHASE AGREEMENT

by and between

BOARDWALK PIPELINE PARTNERS, LP

and

BOARDWALK PIPELINES HOLDING CORP.

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

ARTICLE II

AGREEMENT TO SELL AND PURCHASE

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BOARDWALK

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

ARTICLE V

COVENANTS

ARTICLE VI

MISCELLANEOUS

UNIT PURCHASE AGREEMENT

This UNIT PURCHASE AGREEMENT, dated as of October 30, 2008 (this "Agreement"), is by and between BOARDWALK PIPELINE PARTNERS, LP, a Delaware limited partnership ("Boardwalk"), and BOARDWALK PIPELINES HOLDING CORP., a Delaware corporation (the "Purchaser").

WHEREAS, subject to the terms and conditions set forth herein, Boardwalk desires to sell and Purchaser desires to purchase 21,184,609 Common Units (the "Units") from Boardwalk in accordance with the provisions of this Agreement;

WHEREAS, Boardwalk has agreed to provide the Purchaser with certain registration rights with respect to the Units acquired pursuant hereto; and

WHEREAS, the General Partner (as hereinafter defined) has indicated it intends to exercise its right to make additional capital contributions pursuant to Section 5.2(b) of the Partnership Agreement (such contribution, the "GP 2% Contribution") in connection with the issuance of the Units contemplated hereby;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Definitions. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Partnership Agreement (as hereinafter defined). As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" has the meaning set forth in the introductory paragraph.

"BGL" means Boardwalk GP, LLC, a Delaware limited liability company.

"Boardwalk" has the meaning set forth in the introductory paragraph.

"Boardwalk Entity" means Boardwalk and its Subsidiaries.

Exhibit 10.1   **Execution Version**

"Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Kentucky shall not be regarded as a Business Day.

"Closing" has the meaning specified in Section 2.2.

"Closing Date" has the meaning specified in Section 2.2.

"Commission" means the United States Securities and Exchange Commission.

"Common Units" means the common units representing limited partner interests in Boardwalk.

"Delaware LP Act" has the meaning specified in Section 3.1.

"Delaware LLC Act" has the meaning specified in Section 3.1.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

"General Partner" means Boardwalk GP, LP, a Delaware limited partnership.

"Governmental Authority" means, with respect to a particular Person, any country, state, county, city and political subdivision in which such Person or such Person's Property is located or that exercises valid jurisdiction over any such Person or such Person's Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authority that exercises valid jurisdiction over any such Person or such Person's Property. Unless otherwise specified, all references to Governmental Authority herein with respect to Boardwalk means a Governmental Authority having jurisdiction over Boardwalk, its Subsidiaries or any of their respective Properties.

"Law" means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation.

"Lien" means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on the common law, statute or contract, and whether such obligation or claim is fixed or contingent, and including but not limited to the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. For the purpose of this Agreement, a Person shall be deemed to be the owner of any Property that it has acquired or holds subject to a conditional sale agreement, or leases under a financing lease or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person in a transaction intended to create a financing.

"Material Adverse Effect" has the meaning specified in Section 3.1.

"NYSE" means The New York Stock Exchange, Inc.

Exhibit 10.1   *Execution Version*

"Operative Documents" means, collectively, this Agreement, the Registration Rights Agreement and any other agreements or instruments executed and delivered by the Parties on even date herewith or at the Closing relating to the issuance and sale of the Units, or any amendments, supplements, continuations or modifications thereto.

"Partnership Agreement" means the Third Amended and Restated Agreement of Limited Partnership of Boardwalk dated June 17, 2008, as amended from time to time.

"Partnership Securities" means any class or series of equity interest in Boardwalk (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in Boardwalk), including without limitation any Common Units, Class B Units, Subordinated Units and Incentive Distribution Rights (as defined in the Partnership Agreement).

"Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

"Property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

"Purchase Price" means an amount equal to the product of the number of Units multiplied by the Unit Price.

"Purchaser" has the meaning set forth in the introductory paragraph.

"Registration Rights Agreement" means the Amended and Restated Registration Rights Agreement, to be entered into at the Closing, between Boardwalk and the Purchaser in the form attached hereto as Exhibit A.

"Representatives" of any Person means the officers, directors, managers, employees, agents, counsel, accountants, investment bankers and other representatives of such Person.

"Securities Act" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

"Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership

Exhibit 10.1   *Execution Version*

interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"Unitholders" means the unitholders of Boardwalk.

"Unit Price" has the meaning specified in Section 2.1(b).

"Units" has the meaning set forth in the recitals to this Agreement.

ARTICLE II

AGREEMENT TO SELL AND PURCHASE

Section 2.1   Sale and Purchase.

(a)   Subject to the terms and conditions hereof, Boardwalk hereby agrees to issue and sell to the Purchaser and the Purchaser hereby agrees to purchase from Boardwalk, 21,184,609 Common Units, and the Purchaser agrees to pay Boardwalk the Unit Price for each Purchased Unit as set forth in paragraph (b) below.

(b)   The amount per Unit the Purchaser will pay to Boardwalk to purchase the Units (the "Unit Price") hereunder shall be $23.13.

Section 2.2   Closing.   Subject to the terms and conditions hereof, the consummation of the purchase and sale of the Units hereunder (the "Closing") shall take place at the offices of Vinson & Elkins L.L.P., 666 Fifth Avenue, 26th Floor, New York, New York on November 4, 2008 or such other date mutually agreed by the parties (the date of such closing, the "Closing Date").

Section 2.3   Mutual Conditions.   The respective obligations of each party to consummate the purchase and issuance and sale of the Units shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by a party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable Law):

(a)   no Law shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Authority of competent jurisdiction that temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby or makes the transactions contemplated hereby illegal; and

(b)   there shall not be pending any suit, action or proceeding by any Governmental Authority seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement.

Section 2.4   The Purchaser's Conditions.   The obligation of the Purchaser to consummate the purchase of the Units shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the Purchaser in writing, in whole or in part, to the extent permitted by applicable Law):

Exhibit 10.1   *Execution Version*

(a)   Boardwalk shall have performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by Boardwalk on or prior to the Closing Date;

(b)   The representations and warranties of Boardwalk contained in this Agreement that are qualified by materiality or a Material Adverse Effect shall be true and correct when made and as of the Closing Date and all other representations and warranties of Boardwalk shall be true and correct in all material respects when made and as of the Closing Date, in each case as though made at and as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only);

(c)   The NYSE shall have authorized, upon official notice of issuance, the listing of the Units.

(d)   No notice of delisting from the NYSE shall have been received by Boardwalk with respect to the Common Units; and

(e)   Boardwalk shall have delivered, or caused to be delivered, to the Purchaser at the Closing, Boardwalk's closing deliveries described in Section 2.6.

Section 2.5   Boardwalk's Conditions. The obligation of Boardwalk to consummate the sale of the Units to the Purchaser shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions with respect to the Purchaser (any or all of which may be waived by Boardwalk in writing, in whole or in part, to the extent permitted by applicable Law):

(a)   the representations and warranties of the Purchaser contained in this Agreement that are qualified by materiality shall be true and correct when made and as of the Closing Date and all other representations and warranties of the Purchaser shall be true and correct in all material respects as of the Closing Date (except that representations of the Purchaser made as of a specific date shall be required to be true and correct as of such date only);

(b)   the Purchaser shall have delivered, or caused to be delivered, to Boardwalk at the Closing the Purchaser's closing deliveries described in Section 2.7; and

(c)   Boardwalk and the General Partner shall have received an opinion from Vinson & Elkins L.L.P., legal counsel to Boardwalk, dated as of the Closing, in the form and substance of paragraphs (i) – (v) contained on Exhibit B hereto.

Section 2.6   Boardwalk Deliveries. At the Closing, subject to the terms and conditions hereof, Boardwalk will deliver, or cause to be delivered, to the Purchaser:

(a)   A certificate or certificates representing the Units (bearing the legend set forth in Section 4.9) and meeting the requirements of the Partnership Agreement, free and clear of any Liens, other than transfer restrictions under the Partnership Agreement and applicable federal and state securities laws;

Exhibit 10.1   *Execution Version*

(b)   A certificate of the Secretary of State of the State of Delaware, dated a recent date, to the effect that Boardwalk is in good standing;

(c)   A cross-receipt executed by Boardwalk and delivered to the Purchaser certifying that it has received the Purchase Price from the Purchaser as of the Closing Date;

(d)   An opinion addressed to the Purchaser from Vinson & Elkins L.L.P., legal counsel to Boardwalk, dated as of the Closing, in the form and substance attached hereto as Exhibit B;

(e)   The Registration Rights Agreement in substantially the form attached hereto as Exhibit A, which shall have been duly executed by Boardwalk;

(f)   A certificate, dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of BGL, in their capacities as such, stating that:

(i)   Boardwalk has performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by Boardwalk on or prior to the Closing Date; and

(ii)   The representations and warranties of Boardwalk contained in this Agreement that are qualified by materiality or Material Adverse Effect are true and correct as of the Closing Date and all other representations and warranties of Boardwalk are true and correct in all material respects as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only); and

(g)   A certificate of the Secretary or Assistant Secretary of BGL, on behalf of Boardwalk, certifying as to (1) the Partnership Agreement, as amended, (2) board resolutions authorizing the execution and delivery of the Operative Documents and the consummation of the transactions contemplated thereby, including the issuance of the Units and (3) its incumbent officers authorized to execute the Operative Documents, setting forth the name and title and bearing the signatures of such officers.

Section 2.7   Purchaser Deliveries.   At the Closing, subject to the terms and conditions hereof, the Purchaser will deliver, or cause to be delivered, to Boardwalk:

(a)   Payment to Boardwalk of the Purchase Price by wire transfer of immediately available funds to an account designated by Boardwalk in writing at least two Business Days prior to the Closing Date;

(b)   The Registration Rights Agreement in substantially the form attached hereto as Exhibit A, which shall have been duly executed by the Purchaser;

(c)   A cross-receipt executed by the Purchaser and delivered to Boardwalk certifying that it has received the Units as of the Closing Date;

Exhibit 10.1   *Execution Version*

(d)   Such documents and instruments that may be required by the General Partner pursuant to Section 10.4 of the Partnership Agreement (including a properly completed Taxation Certification), which shall have been duly executed by the Purchaser; and

(e)   A certificate from the Purchaser, dated the Closing Date and signed by an appropriate officer of the Purchaser, in his or her capacity as such, stating that:

(i)   The Purchaser has performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by it on or prior to the Closing Date; and

(ii)   The representations and warranties of the Purchaser contained in this Agreement that are qualified by materiality are true and correct as of the Closing Date and all other representations and warranties of the Purchaser are true and correct in all material respects as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BOARDWALK

Boardwalk represents and warrants to the Purchaser as follows:

Section 3.1   Existence.   Each of the General Partner, BGL and the Boardwalk Entities has been duly formed and is validly existing and in good standing as a limited partnership under the Delaware Revised Uniform Limited Partnership Act (the "Delaware LP Act") or a limited liability company under the Delaware Limited Liability Company Act (the "Delaware LLC Act"), as applicable, has the full partnership or limited liability company power and authority necessary to own or hold its properties and assets and to conduct the businesses in which it is engaged, and is duly registered or qualified to do business and in good standing as a foreign limited partnership or limited liability company in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to so register or qualify could not reasonably be expected to (i) have a material adverse effect on the condition (financial or other), results of operations, securityholders' equity, properties or business of the Boardwalk Entities taken as a whole (a "Material Adverse Effect") or (ii) subject the limited partners of Boardwalk to any material liability or disability.

Section 3.2   No Conflict.   None of the offering, issuance and sale by Boardwalk of the Units and the application of the proceeds therefrom, the execution, delivery and performance of the Operative Documents by Boardwalk, or the consummation of the transactions contemplated hereby or thereby (i) conflicts or will conflict with, or constitutes or will constitute a violation of, the certificate or agreement of limited partnership, certificate of formation, limited liability company agreement or other organizational documents of the Boardwalk Entities, (ii) conflicts or will conflict with, or constitutes or will constitute a breach or violation of or a default under (or an event that, with notice or lapse of time or both, would constitute such a breach or violation of or default under), any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which any of the Boardwalk Entities is a party, by

Exhibit 10.1   *Execution Version*

which any of them is bound or to which any of their respective properties or assets is subject, (iii) violates or will violate any statute, law, ordinance, regulation, order, judgment, decree or injunction of any court or governmental agency or body to which any of the Boardwalk Entities or any of their respective properties or assets may be subject or (iv) will result in the creation or imposition of any Lien upon any property or assets of any Boardwalk Entity which conflicts, breaches, violations, defaults or Liens, in the case of clauses (ii), (iii) or (iv), would, individually or in the aggregate, have a Material Adverse Effect.

Section 3.3   No Default. None of the Boardwalk Entities (i) is in violation of its certificate or agreement of limited partnership, certificate of formation or limited liability company agreement, or other organizational documents, (ii) is in breach of or default under any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party, by which it is bound or to which any of its properties or assets is subject (and no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default), (iii) is in violation of any statute, law, ordinance, rule, regulation, order, judgment, decree or injunction of any court or governmental agency or body to which it or its property or assets may be subject or (iv) has failed to obtain any license, permit, certificate, franchise or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business, except, in the case of clauses (ii) or (iv), as could not reasonably be expected to have a Material Adverse Effect.

Section 3.4   Authority. On the Closing Date, Boardwalk will have all requisite power and authority to issue, sell and deliver the Units, in accordance with and upon the terms and conditions set forth in this Agreement and the Partnership Agreement. On the Closing Date, all corporate, partnership or limited liability company action, as the case may be, required to be taken by the General Partner, BGL and Boardwalk for the authorization, issuance, sale and delivery of the Units, the execution and delivery of the Operative Documents and the consummation of the transactions contemplated hereby and thereby shall have been validly taken.

Section 3.5   Due Authorization. Each of the Operative Documents has been duly and validly authorized and has been or, with respect to the Operative Documents to be delivered at the Closing Date, will be, validly executed and delivered by Boardwalk and constitutes, or will constitute, the legal, valid and binding obligations of Boardwalk, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting creditors' rights generally or by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

Section 3.6   Valid Issuance. The Units to be issued and sold by Boardwalk to the Purchaser hereunder have been duly authorized in accordance with the Partnership Agreement and, when issued and delivered against payment therefor pursuant to this Agreement, will be validly issued in accordance with the Partnership Agreement, fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act).

Section 3.7   No Preemptive or Registration Rights. Except as set forth in the Partnership Agreement, there are no preemptive rights or other rights to subscribe for or to

Exhibit 10.1   *Execution Version*

purchase, nor any restriction upon the voting or transfer of, any capital stock or partnership or membership interests of any of the Boardwalk Entities, in each case pursuant to any other agreement or instrument to which any of such entities is a party or by which any one of them may be bound. Except as contemplated by this Agreement and the Registration Rights Agreement or provided for in the Partnership Agreement, (i) neither the execution of this Agreement, nor the issuance of the Units as contemplated by this Agreement gives rise to any rights for or relating to the registration of any Partnership Securities, and (ii) there are no contracts, agreements or understandings between any Boardwalk Entity and any person granting such person the right to require Boardwalk to file a registration statement under the Securities Act with respect to any securities of Boardwalk owned or to be owned by such person, or to require Boardwalk to include such securities in any securities registered or to be registered pursuant to any registration statement filed by or required to be filed by Boardwalk under the Securities Act.

Section 3.8   Periodic Reports. Boardwalk has filed all forms, reports, schedules and statements required to be filed by it under the Exchange Act subsequent to December 31, 2007 and when they were filed with the Commission, each such form, report, schedule and statement conformed in all material respects to the requirements of the Exchange Act and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 3.9   Litigation. Except as described in Boardwalk's Annual Report on Form 10-K for the year ended December 31, 2007, there are no legal or governmental proceedings pending to which any Boardwalk Entity is a party or to which any property or asset of any Boardwalk Entity is subject that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a material adverse effect on the performance of this Agreement or the consummation of the transactions contemplated hereby, and to the knowledge of Boardwalk, no such proceedings are threatened by Governmental Authorities or others.

Section 3.10   Certain Fees. No fees or commissions are or will be payable by Boardwalk to brokers, finders, or investment bankers with respect to the sale of any of the Units or the consummation of the transaction contemplated by this Agreement. Boardwalk agrees that it will indemnify and hold harmless the Purchaser from and against any and all claims, demands, or liabilities for broker's, finder's, placement, or other similar fees or commissions incurred by Boardwalk or alleged to have been incurred by Boardwalk in connection with the sale of the Units or the consummation of the transactions contemplated by this Agreement.

Section 3.11   No Side Agreements. There are no agreements by, among or between Boardwalk or any of its Affiliates, on the one hand, and the Purchaser or any of its Affiliates, on the other hand, with respect to the transactions contemplated hereby other than the Operative Documents nor promises or inducements for future transactions between or among any of such parties.

Section 3.12   No Registration. Assuming the accuracy of the representations and warranties of the Purchaser contained in Section 4.6 and Section 4.7, the issuance and sale of the Units pursuant to this Agreement is exempt from registration requirements of the Securities Act of 1933, as amended.

Exhibit 10.1   *Execution Version*

Section 3.13   No Integration. Neither Boardwalk nor any of its Subsidiaries have, directly or indirectly through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any "security" (as defined in the Securities Act of 1933, as amended) that is or will be integrated with the sale of the Units in a manner that would require registration under the Securities Act of 1933, as amended.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to Boardwalk that:

Section 4.1   Existence. The Purchaser is duly organized and validly existing and in good standing as a corporation under the laws of the State of Delaware, with all corporate power and authority to own properties and to conduct its business as currently conducted.

Section 4.2   Authorization, Enforceability. The Purchaser has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Registration Rights Agreement and to consummate the transactions contemplated thereby, and the execution, delivery and performance by the Purchaser of this Agreement and the Registration Rights Agreement has been duly authorized by all necessary action on the part of the Purchaser; and this Agreement and the Registration Rights Agreement constitute the legal, valid and binding obligations of the Purchaser, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting creditors' rights generally or by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

Section 4.3   No Breach. The execution, delivery and performance of this Agreement and the Registration Rights Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement to which the Purchaser is a party or by which the Purchaser is bound or to which any of the property or assets of the Purchaser is subject, (b) conflict with or result in any violation of the provisions of the organizational documents of the Purchaser, or (c) violate any statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Purchaser or the property or assets of the Purchaser, except in the cases of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by this Agreement and the Registration Rights Agreement.

Section 4.4   Certain Fees. No fees or commissions are or will be payable by the Purchaser to brokers, finders, or investment bankers with respect to the purchase of any of the Units or the consummation of the transaction contemplated by this Agreement. The Purchaser agrees that it will indemnify and hold harmless Boardwalk from and against any and all claims, demands, or liabilities for broker's, finder's, placement, or other similar fees or commissions incurred by the Purchaser or alleged to have been incurred by the Purchaser in connection with

Exhibit 10.1   *Execution Version*

the purchase of the Units or the consummation of the transactions contemplated by this Agreement.

Section 4.5   No Side Agreements. There are no other agreements by, among or between the Purchaser and any of its Affiliates, on the one hand, and Boardwalk or any of its Affiliates, on the other hand, with respect to the transactions contemplated hereby other than the Operative Documents nor promises or inducements for future transactions between or among any of such parties.

Section 4.6   Investment. The Units are being acquired for the Purchaser's own account and with no intention of distributing the Units or any part thereof, and the Purchaser has no present intention of selling or granting any participation in or otherwise distributing the same in any transaction in violation of the securities laws of the United States or any state, without prejudice, however, to the Purchaser's right at all times to sell or otherwise dispose of all or any part of the Units under a registration statement under the Securities Act and applicable state securities laws or under an exemption from such registration available thereunder (including, without limitation, if available, Rule 144 promulgated thereunder). If the Purchaser should in the future decide to dispose of any of the Units, the Purchaser understands and agrees (a) that it may do so only in compliance with the Securities Act and applicable state securities law, as then in effect, which may include a sale contemplated by any registration statement pursuant to which such securities are being offered, and (b) that stop-transfer instructions to that effect will be in effect with respect to such securities.

Section 4.7   Nature of Purchaser. The Purchaser represents and warrants to, and covenants and agrees with, Boardwalk that, (a) it is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act and (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in making similar investments and in business and financial matters generally so as to be capable of evaluating the merits and risks of the prospective investment in the Units, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

Section 4.8   Restricted Securities. The Purchaser understands that the Units are characterized as "restricted securities" under the federal securities Laws inasmuch as they are being acquired from Boardwalk in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, the Purchaser represents that it is knowledgeable with respect to Rule 144 of the Commission promulgated under the Securities Act.

Section 4.9   Legend. It is understood that the certificates evidencing the Units will bear the legend required by the Partnership Agreement as well as the following legend: "These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold or offered for sale in the absence of a registration statement in effect with respect to the securities under such Act or an opinion of counsel satisfactory to the Company that such registration is not required or unless sold pursuant to Rule 144 of such Act. These securities may

Exhibit 10.1   *Execution Version*

be pledged in connection with a bona fide margin account or other loan secured by such securities."


ARTICLE V

COVENANTS


Section 5.1   Taking of Necessary Action. Each of the Parties hereto shall use its commercially reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable Law and regulations to consummate and make effective the transactions contemplated by this Agreement. Such actions may include, but shall not be limited to, promptly executing and delivering any further agreements, documents and instruments, and taking or forbearing to take any such further action as the other party may reasonably request in order to more effectively carry out the provisions of the Agreement.

Section 5.2   Payment of Expenses. Boardwalk hereby agrees to reimburse the Purchaser, upon demand, for its reasonable out-of-pocket expenses incurred in connection with (i) the preparation of the Operative Documents , (ii) the issue, sale and delivery of the Units and (iii) any listing of the Units on any securities exchange or qualification of the Units for quotation on the NYSE.


ARTICLE VI

MISCELLANEOUS


Section 6.1   Interpretation and Survival of Provisions. Article, Section, Schedule, and Exhibit references are to this Agreement, unless otherwise specified. All references to instruments, documents, contracts, and agreements are references to such instruments, documents, contracts, and agreements as the same may be amended, supplemented, and otherwise modified from time to time, unless otherwise specified. The word "including" shall mean "including but not limited to." Whenever any party has an obligation under the Operative Documents, the expense of complying with that obligation shall be an expense of such party unless otherwise specified. Whenever any determination, consent, or approval is to be made or given by the Purchaser, such action shall be in the Purchaser's sole discretion unless otherwise specified in this Agreement. If any provision in the Operative Documents is held to be illegal, invalid, not binding, or unenforceable, such provision shall be fully severable and the Operative Documents shall be construed and enforced as if such illegal, invalid, not binding, or unenforceable provision had never comprised a part of the Operative Documents, and the remaining provisions shall remain in full force and effect.   The Operative Documents have been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.

Section 6.2   Survival of Provisions. The representations and warranties set forth in Sections 3.1, 3.4, 3.6, 3.7, 3.10, 3.11, 3.12, 4.4, 4.5, 4.7, 4.8 and 4.9 hereunder shall survive the execution and delivery of this Agreement indefinitely, and the other representations and warranties set forth herein shall survive for a period of twelve (12) months following the Closing


12


Date regardless of any investigation made by or on behalf of Boardwalk or the Purchaser. The covenants made in this Agreement or any other Operative Document shall survive the Closing of the transactions described herein and remain operative and in full force and effect regardless of acceptance of any of the Units and payment therefor and repayment, conversion, exercise or repurchase thereof.

Section 6.3   No Waiver; Modifications in Writing.

(a)   Delay. No failure or delay on the part of any party in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b)   Specific Waiver. Except as otherwise provided herein, no amendment, waiver, consent, modification, or termination of any provision of this Agreement or any other Operative Document shall be effective unless signed by each of the parties hereto or thereto affected by such amendment, waiver, consent, modification, or termination. Any amendment, supplement or modification of or to any provision of this Agreement or any other Operative Document, any waiver of any provision of this Agreement or any other Operative Document, and any consent to any departure by Boardwalk from the terms of any provision of this Agreement or any other Operative Document shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on Boardwalk in any case shall entitle Boardwalk to any other or further notice or demand in similar or other circumstances.

Section 6.4   Binding Effect; Assignment.

(a)   Binding Effect. This Agreement shall be binding upon Boardwalk, the Purchaser, and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

(b)   Assignment of Rights. All or any portion of the rights and obligations of the Purchaser under this Agreement may be transferred by the Purchaser to any Affiliate of the Purchaser without the consent of Boardwalk. No portion of the rights and obligations of the Purchaser under this Agreement may be transferred by the Purchaser to a non-Affiliate without the written consent of Boardwalk (which consent shall not be unreasonably withheld by Boardwalk).

Section 6.5   Communications. All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

Exhibit 10.1   **Execution Version**

(a)   If to the Purchaser:

Boardwalk Pipelines Holding Corp.
9 Greenway Plaza, Suite 2800
Houston, TX 77046
Attention: Corporate Secretary
Facsimile: (866) 459-7336

with a copy to:
Loews Corporation
667 Madison Avenue
New York, NY 10021
Attention: Corporate Secretary
Facsimile: (212) 521-2997

(b)   If to Boardwalk:

Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, TX 77046
Attention: Corporate Secretary
Facsimile: (866) 459-7336

or to such other address as Boardwalk or the Purchaser may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; at the time of transmittal, if sent via electronic mail; upon actual receipt if sent by certified mail, return receipt requested, or regular mail, if mailed; when receipt acknowledged, if sent via facsimile; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 6.6   Removal of Legend. The Purchaser may request Boardwalk to remove the legend described in Section 4.9 from the certificates evidencing the Units by submitting to Boardwalk such certificates, together with an opinion of counsel to the effect that such legend is no longer required under the Securities Act or applicable state laws, as the case may be. Boardwalk shall cooperate with the Purchaser to effect the removal of such legend.

Section 6.7   Entire Agreement. This Agreement, the other Operative Documents and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or the other Operative Documents with respect to the rights granted by Boardwalk or any of its Affiliates or the Purchaser or any of its Affiliates set forth herein or therein. This Agreement, the other Operative Documents and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings between the parties with respect to such subject matter.

Exhibit 10.1   *Execution Version*

Section 6.8   Governing Law. **THIS AGREEMENT WILL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK.**

Section 6.9   Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

Section 6.10   Termination.

(a)   Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time at or prior to the Closing by either party, upon a breach in any material respect by the other party of any covenant or agreement set forth in this Agreement.

(b)   Notwithstanding anything herein to the contrary, this Agreement shall automatically terminate at any time at or prior to the Closing if a statute, rule, order, decree or regulation shall have been enacted or promulgated, or if any action shall have been taken by any Governmental Authority of competent jurisdiction that permanently restrains, permanently precludes, permanently enjoins or otherwise permanently prohibits the consummation of the transactions contemplated by this Agreement or makes the transactions contemplated by this Agreement illegal.

(c)   In the event of the termination of this Agreement as provided in this Section 6.10, this Agreement shall forthwith become null and void. In the event of such termination, there shall be no liability on the part of any party hereto; *provided* that nothing herein shall relieve any party from any liability or obligation with respect to any willful breach of this Agreement.

Section 6.11   Recapitalization, Exchanges, Etc. Affecting the Units. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all units of Boardwalk or any successor or assign of Boardwalk (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution of, the Units, and shall be appropriately adjusted for combinations, recapitalizations and the like occurring after the date of this Agreement and prior to the Closing.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP
     (its General Partner)

By: BOARDWALK GP, LLC
     (its General Partner)

By: _____
Name: Jamie L. Buskill
Title: Chief Financial Officer

BOARDWALK PIPELINES HOLDING CORP.

By: _____
Name: Jamie L. Buskill
Title: Chief Financial Officer

Exhibit 10.1 *Execution Version*

Exhibit A – Form of Amended and Restated Registration Rights Agreement

Incorporated by reference to Exhibit 4.1 to the 8-K filed by Boardwalk Pipeline Partners, LP on November 4, 2008

Exhibit B – Form of Opinion of Vinson & Elkins L.L.P.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Unit Purchase Agreement (the "__Purchase Agreement__"). Boardwalk shall furnish to the Purchaser at the Closing an opinion of Vinson & Elkins L.L.P., counsel for Boardwalk, addressed to the Purchaser and dated the Closing Date in form satisfactory to the Purchaser, stating that:

       (i)   The Units to be issued and sold to the Purchasers by Boardwalk pursuant to the Purchase Agreement and the limited partner interests represented thereby, have been duly authorized in accordance with the Partnership Agreement and, when issued and delivered to the Purchaser against payment therefor in accordance with the terms of the Purchase Agreement, will be validly issued in accordance with the terms of the Partnership Agreement, fully paid (to the extent required under the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act).

       (ii)   Except for the approvals required by the Commission in connection with Boardwalk's obligations under the Registration Rights Agreement, no authorization, consent, approval, waiver, license, qualification, filing, declaration, qualification or registration with, any Governmental Authority is required for the issuance and sale by Boardwalk of the Units, the execution, delivery and performance by Boardwalk of the Operative Documents or the consummation of the transactions contemplated by the Operative Documents, except those that have been obtained or as may be required under state securities or "Blue Sky" laws, as to which we do not express any opinion.

       (iii)   Assuming the accuracy of the representations and warranties of the Purchaser and Boardwalk contained in the Purchase Agreement, the issuance and sale of the Units by Boardwalk to the Purchaser solely in the manner contemplated by the Purchase Agreement is exempt from registration requirements of the Securities Act of 1933, as amended; provided that such counsel will express no opinion as to any subsequent sale.

       (iv)   None of the offering, issuance and sale by Boardwalk of the Units, or the execution, delivery and performance of the Operative Documents (A) constitutes or will constitute a violation of the Partnership Agreement, (B) constitutes or will constitute a breach or violation of, or a default under (or an event which, with notice or lapse of time or both, would constitute such an event), any agreement filed or incorporated by reference as an exhibit to Boardwalk's Annual Report on Form 10-K for the period ended December 31, 2007 or (C) results or will result in any violation of the Delaware Revised Uniform Limited Partnership Act or U.S. federal law, which in the case of clauses (B) or (C) would be reasonably expected to have a Material Adverse Effect; __provided__, __however__, that no opinion is expressed pursuant to this paragraph (v) with respect to federal or state securities or anti-fraud statutes, rules or regulations.

       (v)   Each of Operative Documents has been duly authorized and validly executed and delivered by Boardwalk, and is enforceable against Boardwalk in accordance with its terms, except as the enforceability thereof may be limited by (A) applicable bankruptcy,

Exhibit 10.1   ***Execution Version***

insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting creditors' rights and remedies generally and by general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law) and (B) public policy, applicable law relating to fiduciary duties and indemnification and an implied covenant of good faith and fair dealing.